FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____       No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding the par value rate for the public offer of the corporate bonds issuance of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on May 8, 2008.

Document 1

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 902)
OVERSEAS REGULATORY ANNOUNCEMENT
Announcement regarding the Public Offer of the Corporate Bonds Issuance of the Company for 2008

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company was approved in 2007 by its extraordinary general shareholders meeting and by the China Securities Regulatory Commission for the issuance of corporate bonds, by different tranches, in an aggregate amount not exceeding RMB10 billion. The corporate bonds issuance for 2007, in the amount of RMB6 billion, has been consummated, and the remaining RMB4 billion is to be issued as the first tranche of the Company’s corporate bonds for 2008 (the “Bond”). Pursuant to the Announcement regarding the Public Offer of the Corporate Bonds Issuance of the Company for 2008, the Bonds have a par value of RMB100, a fixed term of 10 years and an interest rate in the range of 5.10% - 5.40%.  On May 7, 2008, the Company and the Sponsor CITIC Securities Company Limited have conducted offline price consultations regarding the par value interest rate to institutional investors. Pursuant to the results obtained from institutional investor based on offline price consultation, and upon negotiated consensus between the company and the Sponsor , the bar value interest rate for this company bonds shall be 5.20%.

The Bonds will be offered online to the general public investors on May 8, 2008 and to the institutional investor through offline subscription from May 8, 2008 to May 9, 2008 at the above mentioned par value interest rate.

For more information, please see Shanghai Stock Exchange (http://www.sse.com.cn) announcement disclosed by the company on May 8, 2008.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng
(Executive Director)

Huang Yongda
(Non-executive Director)

Na Xizhi
(Executive Director)

Huang Long
(Non-executive Director)

Wu Dawei
(Non-executive Director)

Shan Qunying
(Non-executive Director)

Ding Shida
(Non-executive Director)

Xu Zujian
(Non-executive Director)

Liu Shuyuan
(Non-executive Director)

Qian Zhongwei
(Independent Non-executive Director)

Xia Donglin
(Independent Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)

Wu Yusheng
(Independent Non-executive Director)

Yu Ning
(Independent Non-executive Director)

Beijing, the PRC
May 8, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:   Gu Biquan

Title:     Company Secretary

Date:    May 8, 2008